15027134

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8-52430

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MyStockFund Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13700 US Highway 1, Suite 202E
(No. and Street)

Juno Beach (City) FL (State) 33408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janet E. Steiniger (415) 823-5244
(Area Code-Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN - 2 2015
DIVISION OF TRADING & MARKETS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name – of individual, state, last, first, middle name)

600 California Street, Suite 600, San Francisco, CA 94108
(Address) (City) (State) (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

**OATH OR AFFIRMATION**

I, Janet E. Steiniger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MyStockFund Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Janet E. Steiniger
Signature

Chief Financial Officer
Title

SEE ATTACHED CALIFORNIA JURAT
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ~~____________________~~
2 ~~____________________~~
3 ~~____________________~~
4 ~~____________________~~
5 ~~____________________~~
6 ~~____________________~~

*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 27 day of FEBRUARY, 2015, by
*Date* *Month* *Year*

(1) JANET E. STEINIGER

~~(and (2)~~ ________ ),
*Name(~~s~~) of Signer(~~s~~)*

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

MARK A. RATHBUN
Commission # 2045674
Notary Public - California
San Francisco County
My Comm. Expires Nov 13, 2017

Signature [signature]
*Signature of Notary Public*

*Seal*
*Place Notary Seal Above*

***OPTIONAL***

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

**Title or Type of Document:** OATH OR AFFIRMATION **Document Date:** NO DATE

**Number of Pages:** 1 **Signer(s) Other Than Named Above:** NO OTHER SIGNERS

# MYSTOCKFUND SECURITIES, INC.

(SEC ID No. 8-52430)

Financial Statements and
Supplementary Information and Report

December 31, 2014

BPM
BURR PILGER MAYER

600 California Street, Suite 600, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of MyStockFund Securities, Inc.

We have audited the accompanying financial statements of MyStockFund Securities, Inc. (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. MyStockFund Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of MyStockFund Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's recurring losses from operations and negative cash flow from operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of MyStockFund Securities, Inc.'s financial statements. The supplemental information is the responsibility of MyStockFund Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Burr Pilger Mayer, Inc

San Francisco, California
February 27, 2015

**MYSTOCKFUND SECURITIES, INC.**

**Statement of Financial Condition**

**December 31, 2014**

| | |
|---|---|
| **Assets** | |
| Cash | $ 42,079 |
| Receivable from clearing organization | 63,618 |
| Prepaid expenses and other assets | 20,523 |
| Total assets | $ 126,220 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities: | |
| Accounts payable | $ 4,370 |
| Accrued expenses and other liabilities | 27,794 |
| Payable to parent | 4,352 |
| Total liabilities | 36,516 |
| Commitments and contingencies (Note 6) | |
| Stockholder's equity: | |
| Common stock, $0.001 par value; authorized 3,000 shares, 1,000 issued and outstanding | 1 |
| Additional paid-in capital | 2,196,768 |
| Accumulated deficit | (2,107,065) |
| Total stockholder's equity | 89,704 |
| Total liabilities and stockholder's equity | $ 126,220 |

See accompanying notes to financial statements.

## MYSTOCKFUND SECURITIES, INC.

### Statement of Operations

### for the year ended December 31, 2014

| | |
|---|---|
| Revenues: | |
| Commissions and fees | $ 227,616 |
| Other income | 41 |
| Total revenues | 227,657 |
| Expenses: | |
| Clearing organization fees | 151,567 |
| Compensation and employee benefits | 111,467 |
| Rent | 13,155 |
| Communications and office expenses | 7,202 |
| Professional fees | 78,900 |
| License fees | 19,156 |
| Insurance | 809 |
| Other | 2,115 |
| Total expenses | 384,371 |
| Loss before income taxes | (156,714) |
| Income tax expense | - |
| Net loss | $ (156,714) |

See accompanying notes to financial statements.

**MYSTOCKFUND SECURITIES, INC.**

**Statement of Changes in Stockholder's Equity**

**for the year ended December 31, 2014**

| | Common Stock | | Additional Paid-In | Accumulated | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Equity |
| Balance at December 31, 2013 | 1,000 | $ 1 | $2,041,768 | $(1,950,351) | $91,418 |
| Capital contributions | - | - | 155,000 | - | 155,000 |
| Net loss | - | - | - | (156,714) | (156,714) |
| Balance at December 31, 2014 | 1,000 | $ 1 | $2,196,768 | $(2,107,065) | $ 89,704 |

See accompanying notes to financial statements.

**MYSTOCKFUND SECURITIES, INC.**

**Statement of Cash Flows**

**for the year ended December 31, 2014**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (156,714) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Changes in assets and liabilities: | |
| Increase in receivable from clearing organization | (6,216) |
| Increase in prepaid expenses and other assets | (932) |
| Increase in net payable to parent | 3,352 |
| Decrease in accounts payable | (1,242) |
| Decrease in accrued expenses and other liabilities | (1,320) |
| Net cash used in operating activities | (163,072) |
| Cash flows from financing activities: | |
| Proceeds from capital contributions | 155,000 |
| Net cash provided by financing activities | 155,000 |
| Net decrease in cash | (8,072) |
| Cash at beginning of year | 50,151 |
| Cash at end of year | $ 42,079 |

See accompanying notes to financial statements.

**(1) Description of Business**

MyStockFund Securities, Inc. (the "Company") is a securities broker-dealer incorporated in the state of Delaware, organized for the purpose of conducting a general stock brokerage business. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is headquartered in Juno Beach, Florida.

The Company is a wholly-owned subsidiary of Banks.com, Inc., ("Banks.com") which is a wholly-owned subsidiary of Remark Media, Inc. ("Remark Media", the "Parent"), a public company. Remark Media acquired Banks.com and its wholly-owned subsidiaries, including the Company, on June 28, 2012.

**(2) Liquidity and Management's Plan**

The Company's financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a history of operating losses and negative cash flows from operations. The attainment of profitable operations is dependent upon future events, including increasing the Company's customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also dependent upon increased levels of activity in the capital markets. Historically, the Company is dependent on its Parent's ability to continue to financially support its operations. The Parent has incurred substantial losses and its current revenue growth may not be sufficient to sustain the Company's operations in the long term. As such, the Parent will need to obtain additional equity financing and/or divest of certain assets or businesses, neither of which can be assured on commercially reasonable terms, if at all. There is no certainty that the Parent or Company will be successful at raising capital, nor is there certainty around the amount of funds that may be raised. There can be no assurance that the Parent or Company will be successful at generating more revenues or selling any of their assets. Any failure by the Company or Parent to successfully implement these plans would have a material adverse effect on the Company's business, including the possible inability to continue operations. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty, and contemplate the realization of assets and settlement of liabilities and commitments in the ordinary course of business.

**(3) Summary of Significant Accounting Policies**

***Basis of Presentation.*** The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and accordingly reflect all significant receivables, payables, and other liabilities.

***Use of Estimates.*** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(continued)

**(3) Summary of Significant Accounting Policies, Continued**

***Comprehensive Income (Loss).*** Comprehensive income (loss) is the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. The comprehensive loss for the Company was equal to net loss attributable to the Company for the year ended December 31, 2014.

***Revenue Recognition.*** Commission revenues and expenses related to customer security transactions are recorded on a trade-date basis, which is the same business day as the transaction date.

***Cash and Cash Equivalents.*** The Company considers all cash on hand, demand deposits and short-term investments with an original maturity of three months or less to be cash equivalents.

***Income Taxes.*** Remark Media and its subsidiaries, including the Company, file a consolidated U.S. federal income tax return. Prior to the acquisition of Banks.com by Remark Media on June 28, 2012, the Company was included in the consolidated U.S. federal income tax return of Banks.com and subsidiaries. Income taxes as presented in the financial statements represent current and deferred income taxes of the Parent attributed to the Company based on a separate company calculation.

Income taxes (i.e. deferred tax assets, current payable) are recorded based on amounts payable in the current year and include the results of any deferred income taxes. Deferred income taxes reflect the tax effect of net operating loss carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines it is more likely than not that some portion or all of the deferred tax assets will not be realized.

With respect to uncertain tax positions, the Company recognizes in the financial statements those tax positions determined to be "more likely than not" of being sustained upon examination, based on the technical merits of the positions. The Company adjusts its estimated liabilities for uncertain tax positions periodically because of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. The tax provision for any given year includes adjustments to prior year income tax accruals that are considered appropriate and any related estimated interest. The Company recorded no provision for any uncertain income tax positions. The Company's policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense. The Company's tax returns remain subject to examination by taxing authorities beginning in 2011.

***Receivable from Clearing Organization.*** The Receivable from clearing organization consists of cash on deposit with the Company's clearing broker-dealer and other receivables from the clearing broker-dealer resulting from earnings.

(continued)

**(4) Income Taxes**

The reason for differences between the statutory federal rate and the effective income tax rate are summarized as follows:

| | Year Ended December 31, 2014 | |
|---|---|---|
| | Amount | % of Pretax Loss |
| Income taxes at statutory Federal income tax rate | $(53,283) | (34.0)% |
| Decrease in rate resulting from: | | |
| Change in valuation allowance | 53,268 | 34.0 |
| Other | 15 | - |
| Income tax expense | $ - | 0.0 % |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities relate to the following:

| | At December 31, 2014 |
|---|---|
| Deferred tax assets: | |
| Net operating loss carryforwards | 355,603 |
| Intangible assets | 225,367 |
| Accrued expenses | 1,569 |
| Total deferred tax assets | 582,539 |
| Valuation allowance | (582,539) |
| Deferred tax asset | - |
| Deferred tax liabilities | - |
| Net deferred tax asset | $ - |

The valuation allowance was established because the Company believes that it is more likely than not that the deferred tax assets will not be realized. The Company has federal net operating loss carryforwards of approximately $1,046,000 which begin to expire in 2030. The Company's federal and state income tax returns are subject to examination by the respective taxing authorities. The years open to examination may vary by jurisdiction.

(continued)

**(4) Income Taxes, Continued**

The future utilization of the Company's net operating loss carryforwards to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred previously, and may be further impacted by future ownership changes. As necessary, the deferred tax asset has been reduced by any carryforwards that expire prior to utilization as a result of such limitations, with a corresponding reduction of the valuation allowance. These carryforwards may be further reduced if the Company has any additional ownership changes in the future.

**(5) Related Party Transactions**

The Company is an indirect wholly-owned subsidiary of Remark Media as described in Note 1. The Company reimburses the Parent periodically for incidental expenses incurred by the Parent relating to the Company's activities.

**(6) Commitments and Contingencies**

The Company leased office space in Juno Beach, Florida under an operating lease which commenced on November 1, 2010 and renewed on November 1, 2011 for a term of one year. The lease was extended for a term of six months each, on a month to month basis, on November 1, 2012, May 1, 2013, November 1, 2013, May 1, 2014, and November 1, 2014.

On July 23, 2012, a complaint was filed by FOLIOfn, Inc. ("FOLIOfn"), against the Company, alleging that the Company has infringed six U.S. Patents held by FOLIOfn relating to investment methods. The complaint sought injunctive relief, damages, pre-judgment interest, and attorneys' fees. The Company believed it had meritorious defenses to the complaint, and contested the claims. The case was settled between the parties, and on April 23, 2013, the litigation was terminated by the court. In accordance with the terms and conditions of a Settlement Agreement dated April 11, 2013 between the Company and FOLIOfn, the Company is required to transfer all customer accounts to FOLIOfn. As of December 31, 2014, the Company and FOLIOfn had agreed to extend the performance period to the end of the first quarter in 2015.

In addition, the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, based on discussions with legal counsel, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

(continued)

**(7) Off Balance Sheet Risk and Clearing Agreement**

In November 2003, the Company entered into an agreement with another broker-dealer (the "Clearing Broker-Dealer") whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker-Dealer, fully disclosing the customer name and other information. The processing, and if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker-Dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker-Dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker-Dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker-Dealer. As part of the terms of the agreement between the Company and the Clearing Broker-Dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker-Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill their contracted obligations and it is necessary for the Clearing Broker-Dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the agreement is three years and is automatically renewable for one year terms, unless notification of termination by either party occurs. In addition, under the terms of the agreement with the Clearing Broker-Dealer, the Company is prohibited from entering into an agreement for similar services with another broker-dealer without prior written approval by the Clearing Broker-Dealer. The Company has also agreed to regulatory arbitration regarding disputes between the Company and the Clearing Broker-Dealer. The Company is required to deposit $50,000 with the Clearing Broker-Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from clearing organization" on the statement of financial condition.

**(8) Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. At December 31, 2014, the Company's minimum net capital requirement was $50,000, and the Company's net capital computed in accordance with the Rule of the Commission amounted to $69,181 and the ratio of aggregate indebtedness to net capital was .53 to 1.

(continued)

**(9) Subsequent Events**

Management has evaluated all significant events occurring subsequent to the balance sheet date through February 27, 2015, the date which these financial statements were available to be issued.

On January 6, 2015, the Company entered into a binding agreement with FOLIOfn in connection with the transfer of customer accounts described in Note 6. The transfer is expected to be completed by the end of the first quarter in 2015.

**MYSTOCKFUND SECURITIES, INC.**

**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**

**December 31, 2014**

| | |
|---|---|
| **NET CAPITAL** | |
| Total stockholder's equity | $ 89,704 |
| Deduct stockholder's equity not allowable for net capital | - |
| Total stockholder's equity qualified for net capital | 89,704 |
| Deductions and/or charges - | |
| Nonallowable assets: | |
| Prepaid expenses and other assets | 20,523 |
| Total nonallowable assets | 20,523 |
| Net capital before haircuts on securities | 69,181 |
| Haircuts on securities | - |
| Net capital | $ 69,181 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital required (based on aggregate indebtedness) | $ 2,434 |
| Minimum net capital required of reporting broker or dealer | $ 50,000 |
| Net capital requirement (greater of above) | $ 50,000 |
| Excess net capital | $ 19,181 |
| **AGGREGATE INDEBTEDNESS** | |
| Item included in statement of financial condition- | |
| Total A.I. Liabilities from Statement of Financial Condition | $ 36,516 |
| Ratio aggregate indebtedness to net capital | .53 |

**RECONCILIATION OF SUPPORTING SCHEDULE WITH MOST RECENT PART II FILING**

There was no difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2014 Part IIA FOCUS filing.

**MYSTOCKFUND SECURITIES, INC.**

**Supplemental Schedules required by Rule 17a-5**

**December 31, 2014**

**Exemption Provisions - Rule 15c3-3**

The Company is exempt from Rule 15c3-3 (paragraph (k)(2)(ii)) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is COR Clearing, formerly known as Legent Clearing.

BPM
600 California Street, Suite 600, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com
BURR PILGER MAYER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of MyStockFund Securities, Inc.

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) MyStockFund Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MyStockFund Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(ii)) (the "exemption provisions") and (2) MyStockFund Securities, Inc. stated that MyStockFund Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MyStockFund Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MyStockFund Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
San Francisco, California
February 27, 2015

mystockfund
Sensible Investing for Life

February 27, 2015

To Burr Pilger Mayer, Inc.:

MyStockFund Securities, Inc. is exempt from the requirements of SEC Rule 15c3-3(k) under the provisions of paragraph (2)(ii) thereunder. To the best of our knowledge and belief, MyStockFund Securities, Inc. met the requirements of paragraph (2)(ii), without exception, during the entirety of the year ended December 31, 2014.

Sincerely,

Janet E. Steiniger
Chief Financial Officer

Kenneth M. Ackerman
President

13700 US Highway 1 Suite 202E, Juno Beach FL 33408, T 561.626.0407, F 561.626.0409